[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

November 19, 2009

VIA EDGAR CORRESPONDENCE

Vincent DiStefano, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Integrity Managed Portfolios
File Nos. 33-36324 and 811-06153

Dear Mr. DiStefano:

We received your oral comments via telephonic conference on November 2, 2009 regarding Post-Effective Amendment No. 57 to the Registration Statement for Integrity Managed Portfolios (the "Trust") filed on September 30, 2009 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the "1933 Act"). This letter is intended to respond to your comments, and a revised, marked draft of the prospectus (the "Prospectus") is included. Undefined capitalized terms have the same meanings as in the Prospectus.

COMMENT 1

If a Fund could own illiquid securities, please add related risk disclosure to the Prospectus.

RESPONSE TO COMMENT 1

The following was added to each Fund Summary under the sub-heading "Principal Risks of Investing in the Fund":

Certain securities in which the Fund invests may be less readily marketable and may be subject to greater fluctuation in price than other securities. These features may make it more difficult to sell or buy a security at a favorable price or time.

In addition, the following was added under the heading "Risks":

Market Risk: Market risk is the risk that the market values of municipal securities owned by a Fund will decline, at times sharply and unpredictably. Market values of municipal securities are affected by a number of different factors, including changes in interest rates, the credit quality of municipal securities issuers, and general economic and market conditions. Lower-quality municipal securities may suffer larger price declines and more volatility than higher-quality municipal securities in response to negative issuer-specific developments or general economic news. During times of low demand or decreased liquidity in the municipal securities market, prices of municipal securities, particularly lower-quality municipal securities, may decline sharply, without regard to changes in interest rates or issuer-specific credit-related events. Such periods of decreased liquidity may occur when dealers that make a market in municipal securities are unable or unwilling to do so, particularly during periods of economic or financial distress.

COMMENT 2

Under the sub-heading "Principal Risks of Investing in the Fund" included in the Fund Summary for each Fund in the Prospectus, please expand the disclosure regarding the Funds' use of hedging strategies, in particular, with respect to the possibility of increased loss and diminished gain.

RESPONSE TO COMMENT 2

In each Fund Summary, the following was added to the fifth paragraph under the sub-heading "Principal Risks of Investing in the Fund":

In addition, hedging strategies are not always successful and could result in increased expenses and losses for the Fund. They may also, in some cases, reduce potential gains by offsetting favorable price movements in portfolio holdings.

COMMENT 3

Under the sub-heading "Principal Investment Strategies of the Fund" included in the Fund Summary in the Prospectus for each Fund (other than the Kansas Insured Fund), the first sentence states: "The Fund purchases primarily [State] municipal bonds that are rated investment grade (AAA/Aaa to BBB/Baa) by independent rating agencies at the time of purchase." If applicable, please add disclosure to the effect that a Fund can invest a portion of its assets in securities rated below investment grade (including the term "junk" bonds).

RESPONSE TO COMMENT 3

The Funds noted do not invest in municipal bonds that, at the time of purchase, are rated below investment grade. Accordingly, disclosure pertaining to "junk" bonds has not been added and, as a matter of clarification, the first two sentences of the first paragraph under "Principal Investment Strategies of the Fund" for each Fund (other than the Kansas Insured Fund) have been replaced with the following:

The Fund purchases [State] municipal bonds that, at the time of purchase, are either rated investment grade (AAA/Aaa to BBB/Baa) by at least one independent ratings agency or, if non-rated, have been judged by the Fund's investment adviser to be of comparable quality.

In addition, as a related matter, the first sentence under the heading "Implementation of Investment Objectives—Principal Investment Strategies—Rating Requirements—Kansas Fund, Maine Fund, Nebraska Fund, New Hampshire Fund, and Oklahoma Fund" has been replaced with the following:

The municipal securities in which the Kansas Fund, Maine Fund, Nebraska Fund, New Hampshire Fund, and Oklahoma Fund invest are required, at the time of purchase, to be either rated investment grade by at least one independent ratings agency or, if unrated, judged to be of comparable quality by the Fund's investment adviser.

COMMENT 4

In the first paragraph under the heading "Shareholder Information—Purchase of Fund Shares" in the Prospectus, please describe what is meant by "in proper form" in connection with the statement that each Fund will process orders that it receives "in proper form" prior to the close of regular trading on a day on which the NYSE is open at the NAV determined on that day.

RESPONSE TO COMMENT 4

The following sentence has been added to the first paragraph under the heading referred to above:

An order is in "proper form" if the Fund's transfer agent has all of the information and documentation it deems necessary to effect your order, which would typically mean that it has received federal funds, a wire, a check or Automated Clearing House ("ACH") transaction, together with a completed account application.

As a related matter, the references to redemptions in that paragraph were deleted, as the requirements for a properly completed redemption request are set forth under "Shareholder Information—Redemption of Fund Shares."

COMMENT 5

In the third paragraph under the heading "Shareholder Information—Purchase of Fund Shares" in the Prospectus, in the sentence that reads "[h]owever, if you place your order through a dealer prior to the close of trading of the NYSE and the dealer receives such order prior to the close of trading (normally 3:00 p.m., Central Time), you will receive that day's price," please explain whether (and if so, how) an order could be placed through a dealer prior to the close of trading, but not received by that dealer prior to the close of trading.

RESPONSE TO COMMENT 5

If the order were placed through a dealer prior to the close of trading, it would also be received by the dealer prior to the close of trading; accordingly, the phrase "and the dealer receives such order prior to the close of trading (normally 3:00 p.m., Central Time)" has been deleted.

COMMENT 6

Non-diversification risk is described in the "Principal Risk Factors" section of the Prospectus following the individual Fund Summaries, but, if not already covered in the Fund Summaries, please address there as well.

RESPONSE TO COMMENT 6

In addition to the description under "Principal Risk Factors," the last paragraph under the sub-heading "Principal Risks of Investing in the Fund" in each Fund Summary also discusses non-diversification risk and the first paragraph under "Principal Investment Strategies of the Fund" states that the Fund is non-diversified and may invest more of its assets in a single issuer than a diversified mutual fund.

COMMENT 7

At the end of the Prospectus, please update the prefix for the phone number of the Securities and Exchange Commission from "942" to "551".

RESPONSE TO COMMENT 7

The telephone number has been updated.

OTHER

In addition to other miscellaneous updates, the Prospectus reflects certain changes that were implemented pursuant to a meeting of the Trust's Board subsequent to the September 30, 2009 filing. As indicated on the marked copy included, with respect to the Kansas Insured Fund, certain requirements pertaining to insurers have been eliminated. (See "Implementation of Investment Objectives—Principal Investment Strategies—Rating Requirements—Kansas Insured Fund.") In addition, the requirement that lease obligations purchased by the Kansas Fund, Kansas Insured Fund, Nebraska Fund and Oklahoma Fund be rated in the top rating category by independent rating agencies has been removed. (See deletion in the fifth paragraph under "Implementation of Investment Objectives—Principal Investment Strategies—Municipal Obligations".)

TANDY ACKNOWLEDGMENT

In connection with the Trust's registration statement, the Trust has advised us that it acknowledges that:

• the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

• the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have any questions or issues you would like to discuss regarding these matters. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Suzanne M. Russell Suzanne M. Russell